Exhibit 99.2

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

COMBINED STATEMENTS OF OPERATIONS

(Unaudited, in millions)

	Three Months Ended March 31,
	2022	2021
Revenue:
Instant products	$171	$162
Lottery systems	87	86
Total revenue	258	248
Operating expenses:
Cost of instant products(1)	89	77
Cost of lottery systems(1)	54	53
Selling, general and administrative	27	27
Research and development	1	1
Depreciation and amortization	16	14
Restructuring and other	(2)	—
Operating income	73	76
Other income:
Earnings from equity investments	4	8
Other expense, net	—	(6)
Total other income, net	4	2
Net income before income taxes	77	78
Income tax expense	(16)	(17)
Net income	$61	$61

(1)	Excludes depreciation and amortization.

See accompanying notes to condensed combined financial statements.

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited, in millions)

	Three Months Ended March 31,
	2022	2021
Net income	$61	$61
Other comprehensive loss:
Foreign currency translation loss, net of tax	(4)	(10)
Total other comprehensive loss	(4)	(10)
Total comprehensive income	$57	$51

See accompanying notes to condensed combined financial statements.

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

COMBINED BALANCE SHEETS

(Unaudited, in millions)

	As of
	March 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$49	$15
Restricted cash	4	8
Receivables, net of allowance for credit losses of $6 each year	156	186
Inventories	113	94
Contract assets	87	84
Prepaid expenses, deposits and other current assets	25	19
Total current assets	434	406
Non-current assets:
Property and equipment, net	205	201
Operating lease right-of-use assets	35	31
Goodwill	363	361
Intangible assets, net	79	68
Software, net	74	70
Equity investments	249	251
Other assets	8	7
Total assets	$1,447	$1,395
LIABILITIES AND PARENT'S EQUITY
Current liabilities:
Accounts payable	$93	$85
Contract liabilities	55	42
Accrued liabilities	98	113
Total current liabilities	246	240
Deferred income taxes	34	34
Operating lease liabilities	28	24
Long-term license liabilities	33	21
Pension liabilities	4	4
Other long-term liabilities	24	25
Total liabilities	369	348
Parent's equity:
Accumulated net parent investment	1,113	1,078
Accumulated other comprehensive loss	(35)	(31)
Total Parent's equity	1,078	1,047
Total liabilities and Parent's equity	$1,447	$1,395

See accompanying notes to condensed combined financial statements.

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Unaudited, in millions)

	Three Months Ended March 31,
	2022	2021
Net cash provided by operating activities	$88	$91
Cash flows from investing activities:
Capital expenditures	(21)	(14)
Additions to equity method investments	—	(10)
Net cash used in investing activities	(21)	(24)
Cash flows from financing activities:
Payments on license obligations	(2)	(1)
Transfers to Parent and affiliates, net	(35)	(85)
Net cash used in financing activities	(37)	(86)
Effect of exchange rate changes on cash and cash equivalents	—	(1)
Increase (decrease) in cash, cash equivalents, and restricted cash	30	(20)
Cash, cash equivalents, and restricted cash, beginning of period	23	62
Cash, cash equivalents, and restricted cash, end of period	$53	$42

Supplemental cash flow information:
Cash paid for income taxes	$2	$1

See accompanying notes to condensed combined financial statements.

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(amounts in USD and in millions)

(1) Description of the Business and Summary of Significant Accounting Policies

Background and nature of operations

The accompanying condensed combined interim carve-out financial statements include the historical accounts of the Scientific Games Corporation (the Parent, now doing business as Light & Wonder, Inc.), 100%-owned direct and indirect subsidiaries that hold substantially all of the assets of, and operate, the lottery business, herein collectively referred to as “the Lottery Business”, “we”, "us", and “our.” Subsequent to the completion of the sale, the Lottery Business will retain and operate under the Scientific Games brand name.

The Lottery Business provides instant and draw lottery products and related value-added services including licensed brands used in instant lottery products, and loyalty, reward services, and lottery systems products and comprehensive services generally comprised of point-of-sale terminals, a central system, customized computer software, data communication services, support and/or related equipment.

On October 28, 2021, the Parent entered into an agreement to sell the Lottery Business to Brookfield Business Partners LP (“Brookfield”) in a transaction valued at $6.05 billion, subject to certain customary adjustments. Under the terms of the agreement, the Parent will receive $5.825 billion in cash (subject to normal closing adjustments) and an earn-out of up to $225 million based on the achievement of certain EBITDA targets in 2022 and 2023.

Basis of presentation

The accompanying combined carve out financial statements of the Lottery Business have been derived from the unaudited condensed consolidated financial statements and accounting records of the Parent using the historical results of operations and historical cost basis of the assets and liabilities as if the Lottery Business operated on a stand-alone basis during the periods presented.

The accompanying condensed combined financial statements of the Lottery Business have been prepared in accordance with the accounting rules applicable for interim periods and therefore, do not include all information and footnotes necessary for complete financial statements in conformity with accounting principles generally accepted in the United States ("GAAP"). For ease of reference the accompanying condensed combined carve out financial statements are herein referred to as "financial statements" unless otherwise stated or the context requires otherwise. All intercompany balances and transactions within the Lottery Business have been eliminated. Transactions between the Lottery Business and the Parent and its other subsidiaries are reflected as affiliate transactions within these financial statements.

The accompanying financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to the Lottery Business. In addition, the accompanying financial statements include certain costs that have been allocated from the Parent, which relate to certain corporate functions and shared services performed by the Parent, including but not limited to, finance, human resources, legal, information technology and other. These expenses have been allocated to the Lottery Business on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenues, operating expenses, headcount, or other relevant measures.

We believe the assumptions underlying the financial statements, including assumptions regarding the allocations from the Parent, are reasonable. Nevertheless, the financial statements may not include all of the expenses that would have been incurred had the Lottery Business been a stand-alone company during the periods presented and may not reflect the Lottery Business’s financial position, results of operations, and cash flows had the Lottery Business been a stand-alone company during the periods presented. Actual costs that would have been incurred if the Lottery Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology, infrastructure and acquisition of intellectual property. For additional information related to costs allocated to the Lottery Business by the Parent, see Note 12.

In the opinion of management, we have made all adjustments necessary to present fairly the combined financial position, results of operations, comprehensive income and cash flows for the periods presented. Such adjustments are of a normal, recurring nature. These financial statements should be read in conjunction with the 2021 combined financial statements and related notes. Interim results of operations are not necessarily indicative of results of operations to be expected for a full year.

We have two business segments – Instant Products and Lottery Systems – representing our instant and draw-based lottery products and related services and comprehensive lottery system solutions to lottery operators worldwide. We had $56 million and $58 million in Property and equipment, net outside the U.S. as of March 31, 2022 and December 31, 2021, respectively. For additional information related to our business segments, see Note 2.

Significant Accounting Policies

Equity Method Investments

The Company classifies distributions received from equity method investments using the nature of distribution approach on the Consolidated Statements of Cash Flows.

There have been no changes to our significant accounting policies described within the notes to our 2021 financial statements. We do not expect that any recently issued accounting guidance will have a significant effect on our financial statements.

Subsequent events

We evaluated subsequent events through May 6, 2022, which is the date the financial statements were available to be issued.

On April 4, 2022, the sale of the Lottery business was completed (excluding the Austria Business and subsidiaries) and $5.6 billion in gross proceeds was paid to the selling Parent. The sale of the Austrian subsidiaries is awaiting regulatory approval in Austria which is expected to be received and the full transaction to be completed by the end of the second quarter of 2022. $104 million of the initial acquisition proceeds, subject to customary working capital adjustments will be remitted at this transfer.

(2) Business Segments

Operating segments are components of the Lottery Business for which separate discrete financial information is available to and evaluated regularly by the chief operating decision maker (CODM) in making decisions regarding resource allocation and assessing performance. We report our operations in two business segments – Instant Products and Lottery Systems – representing our different products and services. In evaluating financial performance, our CODM focuses on Adjusted EBITDA (AEBITDA) as management’s segment measure of profit or loss, which is described below. The following tables present our segment information:

	Three Months Ended March 31, 2022
			Unallocated and
	Instant	Lottery	Reconciling
	Products	Systems	Items (1)	Total
Total revenue	$171	$87	$—	$258
AEBITDA(2)	84	32	(11)	105
Reconciling items to net income before income taxes:
Depreciation and amortization	(6)	(9)	(1)	(16)
Restructuring and other	1	1	—	2
EBITDA from equity investments (2)			(15)	(15)
Earnings from equity investments			4	4
Other income, net			—	—
Stock-based compensation			(3)	(3)
Net income before income taxes				$77

(1)	Includes amounts not allocated to the business segments (including shared costs) and reconciling items to reconcile the total business segments AEBITDA to our net income before income taxes.

(2)	AEBITDA is reconciled to net income before income taxes and includes the following adjustments: (1) restructuring and other, which includes charges or expenses attributable to: (i) employee severance; (ii) management restructuring and related costs; (iii) restructuring and integration; (iv) cost savings initiatives; (v) major litigation; and (vi) acquisition costs and other unusual items; (2) depreciation and amortization expense and impairment charges (including goodwill impairments); (3) interest expense; (4) income tax expense; (5) stock-based compensation; and (6) other (expense) income, net, including foreign currency gains and (losses). In addition to the preceding adjustments, we exclude earnings (loss) from equity method investments and add (without duplication) our pro rata share of EBITDA of our equity investments, which represents our share of earnings (whether or not distributed to us) before income tax expense, depreciation and amortization expense, and interest income (expense), net of our joint ventures and minority investees. AEBITDA is presented exclusively as our segment measure of profit or loss.

	Three Months Ended March 31, 2021
			Unallocated and
	Instant	Lottery	Reconciling
	Products	Systems	Items (1)	Total
Total revenue	$162	$86	$—	$248
AEBITDA(2)	85	33	(6)	112
Reconciling items to net income before income taxes:
Depreciation and amortization	(5)	(9)	—	(14)
Restructuring and other	—	—	—	—
EBITDA from equity investments (2)			(19)	(19)
Loss from equity investments			8	8
Other income, net			(6)	(6)
Stock-based compensation			(3)	(3)
Net income before income taxes				$78

(1)	Includes amounts not allocated to the business segments (including shared costs) and reconciling items to reconcile the total business segments AEBITDA to our net income before income taxes.

(2)	AEBITDA and EBITDA from equity investments are described in footnote (2) to the first table in this Note 2.

(3) Revenue Recognition

The following table disaggregates our revenues by segment, line of business, and by geographical location:

	Revenue recognized for
	Three Months Ended
	March 31,
Revenue by segment and line of business	2022	2021
Instant products:
SGEP	$29	$26
PPK	77	74
POS	65	62
Total instant products	$171	$162
Lottery systems:
Systems and solutions(1)	$80	$80
iLottery	7	6
Total lottery systems	$87	$86
Total	$258	$248

Revenue by geography
U.S.	$184	$182
International	74	66
Total	$258	$248

(1)	Product sales included in lottery systems were $15 million and $14 million for the three months ended March 31, 2022 and 2021, respectively.

Contract Liabilities and Other Disclosures

The following table summarizes the activity in our contract liabilities for the reporting period:

Three Months Ended
March 31, 2022
Contract liability balance, beginning of period(1)	$42
Liabilities recognized during the period	23
Amounts recognized in revenue from beginning balance	(10)
Contract liability balance, end of period(1)	$55

(1)	Long-term contract liabilities are included within Other long-term liabilities. We expect to recognize revenue on approximately 95% of remaining performance obligations over the next 24 months, with the balance recognized thereafter.

The timing of revenue recognition, billings and cash collections results in billed receivables, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities). Revenue recognition is generally proximal to conversion to cash, except for the POS instant products revenue. Revenue is recognized for such contracts upon delivery to our customers, while conversion to cash is based on the retail sale of the underlying tickets to end consumers. As a result, revenue recognition under ASC 606 does not approximate conversion to cash for such contracts in any periods presented. The following table summarizes our opening and closing balances in these accounts (other than contract liabilities disclosed above):

	Receivables	Contract Assets
End of period balance, December 31, 2021	$186	$84
End of period balance, March 31, 2022	156	87

(4) Inventories

Inventories consisted of the following:

	As of
	March 31, 2022	December 31, 2021
Parts and work-in-process	$55	$51
Finished goods	58	43
Total inventories	$113	$94

Parts and work-in-process include parts for terminals and instant ticket materials, as well as labor and overhead costs for work-in-process associated with the manufacturing of instant tickets and lottery terminals. Our finished goods inventory primarily consists of instant products.

(5) Property and Equipment, net

Property and equipment, net consisted of the following:

	As of
	March 31, 2022	December 31, 2021
Land	$9	$9
Buildings and leasehold improvements	75	75
Lottery machinery and equipment	563	555
Furniture and fixtures	6	6
Construction in progress	59	51
Less: accumulated depreciation	(507)	(495)
Total property and equipment, net	$205	$201

Depreciation expense is excluded from Cost of instant products, Cost of lottery systems, and Other operating expenses and is separately presented within depreciation and amortization.

	Three Months Ended March 31,
	2022	2021
Depreciation expense	$8	$8

(6) Intangible Assets, net and Goodwill

Intangible assets, net

The following tables present certain information regarding our intangible assets as of March 31, 2022 and December 31, 2021:

	March 31, 2022			December 31, 2021
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Carrying Value	Amortization	Balance	Carrying Value	Amortization	Balance
Amortizable intangible assets:
Customer relationships	$15	$(13)	$2	$15	$(13)	$2
Intellectual property	17	(9)	8	17	(8)	9
Licenses	112	(78)	34	86	(64)	22
Patents and other	10	(6)	4	10	(6)	4
	154	(106)	48	128	(91)	37
Non-amortizable intangible assets:
Trade names	33	(2)	31	33	(2)	31
Total intangible assets	$187	$(108)	$79	$161	$(93)	$68

The following reflects intangible amortization expense included within depreciation and amortization:

	Three Months Ended March 31,
	2022	2021
Amortization expense	$3	$2

Goodwill

The table below reconciles the change in the carrying value of goodwill, for the period from December 31, 2021 to March 31, 2022.

	Instant Products	Lottery Systems (1)	Total
Balance as of December 31, 2021	$325	$36	$361
Foreign currency adjustments	2	—	2
Balance as of March 31, 2022	$327	$36	$363

(1)	Accumulated goodwill impairment charges as of March 31, 2022 were $137 million.

(7) Software, net

Software, net consisted of the following:

	As of
	March 31, 2022	December 31, 2021
Software	$213	$205
Accumulated amortization	(139)	(135)
Software, net	$74	$70

The following reflects amortization of software included within depreciation and amortization:

	Three Months Ended March 31,
	2022	2021
Amortization expense	$5	$4

(8) Equity Investments

Equity investment consisted of the following:

			Equity earnings		Cash distributions and
			(loss) recognized		dividends received
	Equity investment		for the Three Months Ended		for the Three Months Ended
	balance as of		March 31,		March 31,
Equity Investment	March 31, 2022	December 31, 2021	2022	2021	2022	2021
LNS	$189	$188	$7	$8	$—	$—
GLB and CSG	27	8	1	2	—	—
Greece	7	18	(3)	(5)	—	—
Northstar NJ and NJ Supply Co	26	37	(1)	3	—	—
Total under equity method	$249	$251	$4	$8	$—	$—

(9) Leases

Our operating leases primarily consist of real estate leases such as offices, warehouses, and research and development facilities. Our leases have remaining lease terms ranging from 1 year to 10 years, some of which include options to extend the leases for up to 5 years or to terminate the leases within 1 year. Our finance leases are immaterial.

Supplemental balance sheet and cash flow information related to operating leases is as follows:

	As of
	March 31, 2022	December 31, 2021
Operating lease right-of-use assets(1)	$35	$31
Accrued liabilities	8	8
Operating lease liabilities	28	24
Total operating lease liabilities	$36	$32
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases for the three-month periods ended March 31, 2022 and 2021, respectively	$3	$2
Weighted average remaining lease term, years	6	5
Weighted average discount rate(2)	5%	5%

(1)	Operating lease right-of-use assets obtained in exchange for lease obligations were immaterial.

(2)	As our leases do not provide an implicit rate, nor is one readily available, we use the incremental borrowing rate based on information available at the capitalization date to determine the present value of future minimum rental payments.

Lease liability maturities:

Operating Leases
Remainder of 2022	$7
2023	9
2024	7
2025	6
2026	4
Thereafter	8
Less: imputed interest	(5)
Total	$36

As of March 31, 2022, we did not have material additional operating leases that have not yet commenced.

(10) Parent’s Equity

The following table presents certain information regarding Parent’s equity as of March 31, 2022 and 2021:

			Accumulated
		Accumulated	Other
	Retained	Net Parent	Comprehensive
	Earnings	Investment	Loss	Total
January 1, 2022	$—	$1,078	$(31)	$1,047
Net income	61	—	—	61
Transactions with parent and affiliates, net	(61)	35	—	(26)
Other comprehensive loss	—	—	(4)	(4)
March 31, 2022	$—	$1,113	$(35)	$1,078

			Accumulated
		Accumulated	Other
	Retained	Net Parent	Comprehensive
	Earnings	Investment	Loss	Total
January 1, 2021	$—	$1,037	$(20)	$1,017
Net income	61	—	—	61
Transactions with parent and affiliates, net	(61)	(20)	—	(81)
Other comprehensive income	—	—	(10)	(10)
March 31, 2021	$—	$1,017	$(30)	$987

(11) Income Taxes

We consider new evidence (both positive and negative) at each reporting period that could affect our view of the future realization of deferred tax assets. Based upon the evaluation of all available evidence, we maintain a valuation allowance for certain of our foreign operations as of March 31, 2022.

Our effective income tax rates for the three months ended March 31, 2022 and 2021 were 21.3% and 22.3%, respectively. The rate was determined using an estimated annual effective tax rate after considering any discrete items for such periods. The tax rates in both periods differ from the U.S. statutory rate primarily due to foreign earnings at rates other than the U.S. statutory rate.

COVID-19 disruptions had impacted our operating results during the first quarter of 2021, the operating results substantially recovered during the first quarter of 2022 due to the lifting of COVID-19 restrictions, such as social distancing and mask mandates. We considered the COVID-19 disruptions and lifting of restrictions in our ability to realize deferred tax assets in the future and determined that such conditions did not change our overall valuation allowance positions. Additionally, we continue to monitor and evaluate the tax implications resulting from any existing and forthcoming legislation passed in response to COVID-19 in the federal, state, and foreign jurisdictions where we have an income tax presence.

(12) Related Party Transactions

Parent Services

Parent services represent allocations of corporate level general and administrative expenses, including but not limited to, finance, corporate development, human resources, legal, information technology, as well as rental fees for shared assets. These expenses have been allocated to the Lottery Business on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenues, operating expenses, headcount or other relevant measures, which we believe to be the most meaningful allocation methodologies.

Total parent services expense recorded for the three months ended March 31, 2022 and 2021 was $9 million and $7 million, respectively, and is included in Selling, general and administrative expenses. These charges are not cash settled but allocated for purposes of these financial statements and as such are accounted for as a component of Parent’s equity.

IP Licensing

The Parent frequently licenses intellectual property (IP) from third parties, which is utilized by the Lottery Business in developing the instant games. These IP licenses are generally pushed down to the Lottery Business at the origination of these agreements based upon agreed usage commitment. We account for these minimum guaranteed obligations within accrued and other long-term liabilities at the onset of the license arrangement and record a corresponding license asset within intangible assets, net. The total liability associated with these agreements as of March 31, 2022 and December 31, 2021 was $45 million and $25 million, respectively.

Amortization expense related to these licenses and recorded in depreciation and amortization for the three months ended March 31, 2022 and 2021 was $1 million and $1 million, respectively.

We market many of our products under trademarks and copyrights that provide product differentiation and recognition and promote our portfolio of product offerings. All of our games feature elements that are subject to copyrights and protection. In addition, we generally obtain trademark protection and often seek to register trademarks for the names and designs under which we market and license our products and games. Protections for trademarks exist in many countries, including the U.S., for as long as the trademark is registered and/or used. Registrations are generally issued for fixed, but renewable terms, although trademark rights may exist whether or not a mark is registered and the duration of the registrations varies by country.